Ring Energy, Inc.

1725 Hughes Landing Blvd, Suite 900

The Woodlands, TX 77380

Phone: 281-397-3699

October 11, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Irene Barberena-Meissner, Staff Attorney

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-267599) of Ring Energy, Inc.

Ladies and Gentlemen:

On behalf of Ring Energy, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 5:00 p.m., Washington, D.C. time, on Thursday, October 13, 2022, or as soon as practicable thereafter.

Once the above referenced Registration Statement is effective, please orally confirm the event with our counsel, Jones & Keller, P.C. by calling Reid A. Godbolt, Esq., at (303) 537-1600.

Thank you for your assistance in this matter. If you need additional information, please contact Mr. Godbolt.

Very truly yours,

RING ENERGY, INC.

By:	/s/ Paul D. McKinney
Name:	Paul D. McKinney
Title:	Chief Executive Officer and Chairman of the Board